EXHIBIT 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Three Months Ended
	March 31
	2009	2008

Net earnings applicable to common shareholders — basic & diluted	$1,003,188	$324,712

Weighted average common shares outstanding — basic	9,666,876	10,040,374
Common share equivalents relating to: stock options, warrants and preferred stock
Stock options	26,165	146,327
Warrants	—	19,531
Restricted stock	321,582	—

Weighted average common shares outstanding	10,014,623	10,206,232

Net Earnings Per Share:
Basic	$0.10	$0.03
Diluted	$0.10	$0.03

Anti-dilutive options and warrants not included in diluted earnings per share computations	1,812,516	654,000